IRC REPORTS SIX FOLD INCREASE IN VOISEY’S BAY QUARTERLY REFINED NICKEL PRODUCTION

DENVER, COLORADO – July 21, 2006 - International Royalty Corporation (TSX: IRC) (“IRC”)  is pleased to report that on July 19, 2006 Inco Limited (“Inco”) announced record earnings for the second quarter of 2006.  Production derived from the Voisey’s Bay operation included 18 million pounds of finished nickel which realized the highest quarterly nickel prices in over 15 years. This level of production represents a six-fold increase compared to the first quarter of 2006. According to Inco, the Voisey’s Bay mine is forecast to produce 120 million pounds of nickel in concentrate in 2006.

IRC holds an effective 2.7% net smelter return royalty on the Voisey’s Bay project.  Revenue recognition for the Voisey's Bay royalty lags mine shipment of metal by 90 to 180 days.  IRC expects to receive the next payment from the Voisey’s Bay royalty by August 15, 2006

All disclosure relating to estimates of Mineral Resources, Reserves and production contained in this press release has been obtained from published and public information available in the public domain, but has not been the subject of an independently prepared report under National Instrument 43-101 by IRC.  The disclosure contained in this press release has been reviewed by Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements. You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada and the recently-acquired Western Australia gold royalty, a 1.5% NSR applying to more than 3.1 million acres located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

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